Mail Stop 3561

September 30, 2006

George I. Norman, III, President
LILM, Inc.
1390 South 1100 East   #204
Salt Lake City, Utah 84105-2463

> RE: **LILM, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form 10-SB**
> **Filed August 22, 2006**
> **File No. 0-51872**

Dear Mr. Norman:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Stock Offering, page 3

1. As previously requested in our comment letter dated May 1, 2006, comment #7 thereof, please disclose the identity of the person(s) who conducted the offering and state the term of the offering period.

Competition, page 5

2. Please revise to briefly expand upon the competitive conditions in the industry. Please clarify you competitive position in the industry and state the principal methods of competition.

Management's Discussion and Analysis or Plan of Operation, page 11

3. Please expand paragraph 2 to clarify that the note is a promissory note and one of the provisions is that an interest charge of 10% would be charged on any outstanding balance if the balance is not paid when due.

4. We note your statement that Alewine Limited Liability is a 73% stockholder that is managed by Mr. Norman. We also note your statement in the Results of Operations section that the private limited liability company is owned by two directors. Identify the directors of the limited liability company.

Results of Operations, page 11

5. Please revise to indicate the amount of change in your expenses from period to period specifically addressing changes in accrued rents, services, general operation expenses and professional fees. Also identify the factors or events that contributed to the changes in these expenses. Please quantify the portion of the change that was attributable to each specific factor or event. Please revise your disclosure throughout to present quantitative information about the factors you identify as contributors to any material changes.

6. We note your statement that the note is payable upon demand and does not bear an interest rate. Clarify your statement to indicate that if a portion of the principal is not paid when due then the note bears interest at a rate off 10.0% per annum.

Plan of Operation, page 12

7. Please clarify the meaning of the new first paragraph, the initial sentence thereof, particularly the reference to (marketing efforts) "…and those of its resellers." (Emphasis added).

Future Milestones, page 13

8. We reiterate our previous comment #35 in our letter dated May 1, 2006. Please

expand and revise this section to discuss the specific steps you will need to take to accomplish your goals. Also, please provide a timeline for reaching each milestone (in weeks, or months). Further, provide a detailed analysis of the costs of each step and how you intend to finance the milestones. Provide the current status of your efforts to accomplish these milestones. Specifically address the steps the company will take to focus its efforts on its website and those of its resellers.

Net Operating Loss, page 13

9. We note the new language, "[I]n the event of certain changes in control, there will be an annual limitation on the amount of net operating loss carry forwards which can be used." Please explain "<u>certain</u> changes in control" (emphasis added) and clarify what the "annual limitation" could mean for the company.

Description of Property, page 16

10. Please briefly address the suitability and adequacy of the company's office and warehouse facility.

Directors, Executive Officers, Promoters…, page 17

11. Please clarify the nature of the business conducted by Mr. Norman's "self-consulting" business.

12. Briefly explain the nature of Alewine's "corporate finance consulting agreement" with Scientific Energy, Inc. mentioned on page 17.

Certain Relationships and Related Transactions, page 19

13. Please clarify whether Linda Bryson, Peter Karapanos, and Jack Plumb have or had any other relationship or affiliation with the company or its management than what is presently disclosed here.

14. Please expand the second paragraph to explain "…to find a new business for Lil Marc, Inc."

15. Please disclose the dollar value of the 100,000 shares of Lil Marc, Inc. and 1,000,000 shares of LILM common stock.

Financial Statements

Note 1 – Organization, page F-6

16. We have reviewed your response to our prior comment 53. Please remove the entire footnote 5 to the financial statements with the "proforma" information, as it does not appear appropriate. Revise your financial statements to reflect reverse spin-off accounting as discussed in our prior comment. It appears the financial statements of LILM should reflect the historical operations of the predecessor since its inception in 1997. Please revise accordingly or explain why the accumulated deficit and cumulative financial statements do not reflect the operation of the business, including the performance of the predecessor.

Form 10-QSB for June 30, 2006

17. Please be aware the Company is now subject to the reporting requirements of the 1934 Act and that Form 10-QSB for the quarter ended June 30, 2006, was due on August 14, 2006.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raquel Howard at (202) 551-3291 if you have any questions regarding the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Leonard Neilson, Esq.
via fax (801) 733-0808

George I. Norman, III, President
LILM, Inc.
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